Giovanni Caruso of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

November 4, 2009

Pamela Long
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	China Ceramics Co., Ltd.
Amendment No. 2 to Registration Statement on Form F-4
Filed October 27, 2009
File No. 333-161557

Dear Ms. Long:

On behalf of our client, China Ceramics Co., Ltd., a company organized under the laws of the British Virgin Islands (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”) one complete electronic version of Amendment No. 3 to the Company’s Registration Statement on Form F-4 (the “Registration Statement”).

By Federal Express, the Company is furnishing the Commission’s staff (the “Staff”) with six marked courtesy copies of the Registration Statement and all annexes filed therewith.

The Registration Statement responds to the comments set forth in the Staff letter dated November 3, 2009 (the “Staff’s Letter”).  In addition, the Company has determined not to present to stockholders the proposals previously referred to as the “CHAC Charter Amendment Proposal” and the “CHAC Trust Agreement Amendment Proposal.”  Therefore, reference to such proposals has been deleted from the Registration Statement.  We note below when we have not responded to a comment because it relates to one of those two proposals.

In order to facilitate your review of the Registration Statement, we have responded, on behalf of the Company, to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.  Page numbers refer to the Registration Statement as filed.

General

1.	It appears that you have bundled two separate proposals for the CHAC Charter Amendment Proposal. Please unbundle.

Ms. Pamela Long
Securities and Exchange Commission
November 4, 2009

The Company has deleted the CHAC Charter Amendment Proposal from the Registration Statement.

2.	Please revise your disclosure throughout the filing to reflect the new proposals (the CHAC Charter Amendment and CHAC Trust Agreement Amendment Proposals). For example:

•	Revise the prospectus cover page to reflect the new proposals.

•
In the last paragraph on page 3, discuss how the new proposals affect the vote of CHAC’ s initial stockholders. Explain whether the initial stockholders must vote with the majority based on the votes for each separate proposal. Clarify in the last sentence whether they can vote for the proposals if the majority of the votes cast by stockholders vote against each of the other proposals. Disclose whether any shares have been purchased by the initial stockholders after the IPO.

•
Clarify the maximum amount of shares that may be redeemed. For example, disclose whether up to 80% of stockholders may exercise their redemption rights since insiders hold 20% of the outstanding shares. Also tell us what consideration you gave to reflecting the maximum redemption of 80% instead of 75% in the pro forma information provided on pages 23, 83, and elsewhere throughout the filing in light of the new proposals.

•	Update numbers and amounts reflecting maximum redemption, such as:

o	under “What happens to the funds deposited in the Trust Account following the Business Combination?” on page 5; and

o	the impact of the ownership of the company on page 9.

Note that this is not meant to represent an all-inclusive list of where you need to address the new proposals.

The Company has deleted the CHAC Charter Amendment Proposal and the CHAC Trust Agreement Proposal from the Registration Statement.

3.
We note your disclosure in the IPO registration statement that the 80% threshold vote to amend your articles of incorporation for certain matters may not be valid under Delaware law. Since you have now added the new proposals, please disclose whether you have received an opinion from Delaware counsel on this issue and whether the adoption of the new proposals would be valid and effective under Delaware law. If so, please attach the legal opinion as an annex to the Registration Statement, and also provide counsel’s consent under Rule 436 of Regulation C. If not, please provide appropriate risk factor disclosure throughout the filing.

Ms. Pamela Long
Securities and Exchange Commission
November 4, 2009

The Company has deleted the CHAC Charter Amendment Proposal and the CHAC Trust Agreement Proposal from the Registration Statement.

4.	Please clarify and describe the relationship among all the proposals. Include the following in your disclosure:

•	Identify clearly for each separate proposal whether it is related to or conditioned on the approval of the other proposals.

The disclosure on the Notice of Special Meeting, pages 2, 8, 44, 45, 51, 71 and the preliminary proxy card has been revised in accordance with the Staff’s comment.

•	Describe the timing of the proposals and explain what will occur if each of the separate proposals does not receive the necessary vote to approve that proposal.

The disclosure on Notice of Special Meeting, pages 2, 8, 44, 45, 51, 71 and the preliminary proxy card has been revised in accordance with the Staff’s comment.

•
It appears that stockholders will not be able to provide proxies to vote in favor of the business combination and be certain that they will still be able to exercise their redemption rights. On page 4 you state that if a stockholder votes in favor of the Redomestication, the Business Combination, the CHAC Charter Amendment and the CHAC Trust Agreement Amendment Proposals and properly exercise its redemption rights, but the CHAC Charter Amendment Proposal is not approved, the stockholder will be treated as having voted against the Business Combination Proposal and elected redemption of its shares. Please explain whether:

o	this is a waiver of the requirement that stockholders must vote against the Business Combination Proposal in order to exercise their redemption rights;

o	this would conflict with provisions in your certificate of incorporation; and

o	this action would be valid and effective under Delaware law.

The Company has deleted the CHAC Charter Amendment Proposal and the CHAC Trust Agreement Proposal from the Registration Statement.

5.	Under a separate heading in the Summary section and as elsewhere in the filing as applicable, please describe the rescission rights stockholders may have as a result of the new proposals.

The Company has deleted the CHAC Charter Amendment Proposal and the CHAC Trust Agreement Proposal from the Registration Statement.

Ms. Pamela Long
Securities and Exchange Commission
November 4, 2009

6.
We note your disclosure that one of the closing conditions in the Acquisition Agreement requires that holders of less than 33.33% of CHAC s public shares of common stock vote against the business combination and exercise their rights to redeem. Please disclose whether you have received a waiver for this closing condition or amended the Acquisition Agreement to reflect the new proposals.

The Company has deleted the CHAC Charter Amendment Proposal and the CHAC Trust Agreement Proposal from the Registration Statement.

7.
Please update your disclosure regarding the conditions to the closing listed on page 68, and describe any conditions that have not been satisfied. If a definitive purchase agreement for the Gaoan production facility has not been executed, explain what you will do if the agreement is not entered into prior to November 21, 2009, and what rights stockholders have in the event they do not exercise their redemption rights and the Gaoan transaction is not consummated. We note that Hengda’s projections, beginning on page 55, assume the acquisition of the Gaoan production facility. If no definitive purchase agreement has been executed, please disclose whether the board of CHAC believes that Hengda’s value will exceed 80% of the balance in the Trust Account if Hengda does not consummate the Gaoan transaction.

The disclosure on pages 62 and 68 has been revised in accordance with the Staff’s comment.

Redomestication, Business Combination and the Acquisition Agreement, page 8

8.
We note your response to comment 21 in our letter dated October 22, 2009 and your disclosure on page 9. Please discuss the Authorized Capital Proposal under a separate heading in the Summary. Clarify whether the increase in authorized shares is set forth in the Acquisition Agreement or was otherwise agreed to by the parties in connection with the business combination. We note your disclosure that following the Redomestication and Business Combination, it is expected that the company will have approximately 35.6 million shares outstanding and issuable upon exercise of warrants. However, this does not appear to include the Contingent Shares. Please explain. Also disclose whether you will use any of these shares to secure stockholder approval of the business combination. Make similar disclosure throughout the filing as applicable, such as under the Authorized Capital Proposal section on page 78.

The disclosure on pages 8 and 78 has been revised in accordance with the Staff’s comments.  The disclosure with respect to the number of shares outstanding and issuable upon exercise of warrants has been revised to include the Contingent Shares and, accordingly, the discussion of the Authorized Capital Proposal has been revised to indicate that the Business Combination and Redomestication Proposals are conditioned upon the approval of the Authorized Capital Proposal.

Ms. Pamela Long
Securities and Exchange Commission
November 4, 2009

9.
On page 9, you disclose that the transactions comply with the terms set forth in the IPO registration statement. Since you have now added proposals that no longer comply with the terms described in the IPO registration statement, please revise the last paragraph to explain that shareholders may be entitled to rescission rights. Please revise your disclosure throughout the filing, as applicable.

The Company has deleted the CHAC Charter Amendment Proposal and the CHAC Trust Agreement Proposal from the Registration Statement.

Material U.S. Federal Income Tax Consequences, page 18

10.
We note your response to comment 33 in our letter dated October 22, 2009. Please clarify in the first two sentences of the first paragraph that there is some doubt relating to the material tax consequences of the Redomestication to investors.

The disclosure on page 16 has been revised in accordance with the Staff’s comment.

Material PRC Tax Consequences to Investors, page 19

11.	We note your response to comment 34 in our letter dated October 22, 2009 and the reference to the income tax treaty between the United States and the PRC. Please identify this tax treaty.

The disclosure on page 17 has been revised to identify the income tax treaty between the United States and the PRC.

12.	Please include a more detailed discussion regarding the material PRC tax consequences later in the filing.

The disclosure on pages 156-160 has been revised to include a more detailed discussion regarding the material PRC tax consequences, and a reference to the detailed discussion has been added to pages 17 and 40.

Selected Unaudited Pro Forma Consolidated Financial Information, page 22

13.
We have read your response to comment 37 from our letter dated October 22, 2009. We note that you have revised your disclosure to remove the statement that the escrowed shares will be recorded as an adjustment to the accounting acquiree’s basis in the reverse recapitalization at fair value. Please still tell us your basis for recording these as an adjustment to the accounting acquiree’s basis in, the reverse recapitalization at fair value.

The post transaction company does not intend to record the escrowed shares as an adjustment to the accounting acquiree's basis in the reverse capitalization at fair value.  Rather, as disclosed on page 22, the post transaction company will record such escrowed shares as outstanding for all periods subsequent to the release of such shares from escrow, and such shares will be included in the calculations of earnings per share from that date in accordance with the guidance provided in SFAS No. 141R paragraphs A110 and A111.

Ms. Pamela Long
Securities and Exchange Commission
November 4, 2009

Comparative Per Share Information, page 24

14.
We have read your response to comment 38 from our letter dated October 22, 2009. It is still not clear where you have presented equivalent pro forma per share amounts or the exchange ratio used to calculate equivalent pro forma per share amounts for Success Winner. Please note that the equivalent pro forma per share amount for Success Winner is the combined pro forma earnings per share multiplied by the exchange ratio. In accordance with Item 3(f) of Part I.A of the Form F-4, please address the following:

•
Please clearly indicate which amounts represent the equivalent pro forma per share amounts. We remind you that you should present equivalent pro forma book value per share, equivalent pro forma cash dividends per share, and equivalent pro forma income (loss) per share from continuing operations for Success Winner; and

•	Please clearly disclose how you are calculating the equivalent pro forma per share amounts, including the exchange ratios used.

Please refer to Instruction 1 to Item 3(f) of Part I.A of the Form F-4.

The disclosure on pages 24-26 has been revised in accordance with the Staff’s comment.

Risk Factors, page 28

The working capital of the surviving company will be reduced…, page 37

15.	Please disclose the maximum percentage of stockholders that may redeem the shares and the corresponding amount that would need to be paid from the Trust Account funds.

The Company has deleted the CHAC Charter Amendment Proposal and the CHAC Trust Agreement Proposal from the Registration Statement and therefore deleted this risk factor from the Registration Statement.

The tax opinion provided to China Ceramics does not provide a “will” level…, page 41

16.
We note your response to comment 42 in our letter dated October 22, 2009. Please revise the risk factor to indicate that the uncertainty in the tax opinion only relates to the redomestication, and delete the language in the middle of the paragraph implying otherwise; i.e., “and other items discussed herein, other than the Business Combination.” Clarify that as a result of uncertainty, the redomestication may be a taxable event to investors.

The disclosure on pages 40 and 41 has been revised in accordance with the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
November 4, 2009

17.
We note your response to comment 43 in our letter dated October 22, 2009. Please delete the language that the tax disclosure is a “general discussion and does not address all tax issues that may be relevant.” We do not object to your statement urging security holders to consult their own tax advisors with respect to tax issues as they relate to the holders’ particular circumstances.

The disclosure on page 41 has been revised in accordance with the Staff’s comment.

Special Meeting of CHAC Stockholders, page 44

Redemption Rights, page 47

18.	Please explain in the first paragraph how stockholders may exercise their redemption rights if the CHAC Charter Amendment Proposal is not approved.

The Company has deleted the CHAC Charter Amendment Proposal and the CHAC Trust Agreement Proposal from the Registration Statement.

19.	We note your response to comment 44 in our letter dated October 22, 2009. Please also address the Authorized Share Proposal and the Adjournment Proposal.

The disclosure on page 47 has been revised in accordance with the Staff’s comment.

The Business Combination Proposal, page 50

Background, page 51

20.	Please update the background in connection with the new proposals and any discussions with the Seller regarding the new proposals or amendments to the Acquisition Agreement.

The Company has deleted the CHAC Charter Amendment Proposal and the CHAC Trust Agreement Proposal from the Registration Statement.

Hengda’s Projections, page 55

21.
We note your response to comment 47 in our letter dated October 22, 2009. Please disclose whether the consummation of the acquisition or the receipt of any funds from the Trust Account was assumed in calculating the projections.

The disclosure on page 56 has been revised in accordance with the Staff’s comment.

Ms. Pamela Long
Securities and Exchange Commission
November 4, 2009

22.	We note the assumption that the acquisition cost for the Gaoan facility would be $40 million. Please disclose the assumptions relating to how the acquisition cost would be financed.

The disclosure on page 56 has been revised in accordance with the Staff’s comment.

23.	Please tell us why the projected amounts for net income and EBITDA for the years 2010 through 2013 on page 56 are different than the corresponding amounts on page 15 of the board book.

The projected amounts for net income and EBITDA for the years 2010 through 2013 on page 57 are different than the corresponding amounts on page 15 of the board book because approximately $1 million per year of public company expenses were not included in the projections used in the board book.  The $1 million of public expenses were not included as CHAC was reviewing the valuation of Hengda on a stand-alone basis.

Public Company Analysis, page 59

24.
Please ensure that the filing includes all material analyses conducted by the board. For example, we did not see a discussion of the revenue and EBITDA enterprise value multiples starting on page 18 of the board book. Please include this data or explain why this information is not provided in the filing.

The analyses cited by the Staff were not included in the Registration Statement because the Revenue and EBITDA Enterprise multiples starting on page 18 of the board book were not material to the decision of CHAC’s board of directors.  Although included in the board book, such analyses were not significantly discussed at the board meeting to approve the transaction.  Revenue Enterprise multiples were not used at all in conducting a valuation of Hengda (page 17 of the board book) and EBITDA Enterprise multiples were simply presented in the valuation as an implied valuation reference point.  There were also no credible EBITDA estimates for 3 of the 4 Chinese companies in the public company analysis so this valuation analysis could not be performed.

The valuation model used by CHAC’s board of directors in its analysis (discussed on page 57 and 58 of the Registration Statement) was based on forward P/E multiples.  Also, as demonstrated on pages 31 and 32 of the board book, CHAC’s board of directors focused on P/E multiples in discussing stock price sensitivity rather than Revenue or EBITDA Enterprise multiples.

Since the analyses cited by the staff were not relied on by or material to CHAC’s board of directors in conducting its analysis of Hengda, such information would not be material to CHAC’s stockholders and should not be included in the proxy statement prospectus.

Ms. Pamela Long
Securities and Exchange Commission
November 4, 2009

Unaudited Pro Forma Consolidated Financial Statements, page 83

25.
We have read your response to comment 57 from our letter dated October 22, 2009. Pro forma financial information is intended to provide investors with information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements. Given that the acquisition of the three lines of a new manufacturing facility in exchange for your $40 million note is a condition of closing, it would appear that the interest expense related to the note issued by the developer of the facility should be included in the pro forma statements of operations. It remains unclear why you continue to believe that interest expense related to the note should not be included in the pro forma statements of operations. Please tell us how you determined that it would be appropriate to exclude the interest related to this note from your pro forma statements of operations.

The disclosure on pages 87, 88, 92 and 93 has been revised to include the interest expense related to the note issued by the developer of the facility.

Security Ownership of the Combined Company After the Business Combination, page 142

26.
We note your response to comment 60 in our letter dated October 22, 2009. Schedule 3.2 to the Acquisition Agreement reflects that Aquila Capital will receive 546,366 shares as part of the purchase price. Please add these shares or tell us where those shares are reflected in the table.

Aquila Capital was not previously included in the table because it will be a less than 5% stockholder of the post-transaction company.  However, in response to the Staff’s comment, Aquila Capital has been included in the table.

Material United States Federal Income Tax Consequences, page 150

Tax Consequences of the Redomestication, page 151

27.
We note your response to comment 61 in our letter dated October 22, 2009; however, you still have not stated the degree of uncertainty in your tax opinion. Please describe the degree of uncertainty, which you briefly describe in the tax risk factor, in greater detail in this section.

The disclosure on page 149 has been revised to describe the degree of uncertainty in greater detail.

Financial Statements

General

28.
We have read your response to comment 62 from our letter dated October 22, 2009. In a similar manner to your response, please disclose the reason(s) for the omission of the registrant, China Ceramics Co. Ltd’s financial statements in your amended Form F-4.

The disclosure on pages 81 and F-1 has been revised to disclose the reason(s) for the omission of China Ceramics Co. Ltd’s financial statements in the Registration Statement.

Ms. Pamela Long
Securities and Exchange Commission
November 4, 2009

CHINA HOLDINGS ACQUISITION CORP.

Note 1 — Organization and Nature of Business Operations, page F-23

29.
We note your response to prior comment 63. Please confirm that the amounts recorded as common stock subject to possible redemption reflect the maximum redemption amounts. If not, please disclose why you determined it is not probable that the security will be redeemable pursuant to paragraph 15 of EITF D-98.

China Holdings Acquisition Corp. confirms that the amounts recorded as common stock subject to possible redemption do reflect the maximum redemption amounts.

SUCCESS WINNER LIMITED

Report of Independent Registered Public Accounting Firm, page F-63

30.
We have read your response to comment 64 from our letter dated October 22, 2009. Please ensure that your independent registered public accounting firm specifically states in its opinion that the audit was conducted in accordance with U.S. Generally Accepted Auditing Standards or the standards of the Public Company Accounting Oversight Board (United States).

An audit report of Foo Kon Tan Grant Thornton, indicating that it conducted its audit in accordance with U.S. Generally Accepted Auditing Standards, has been included in the Registration Statement.

Form of Proxy Card

31.	Please indicate that the form of proxy is preliminary. See Rule 14a-6(e)(1) of the Exchange Act.

The proxy card has been revised in accordance with the Staff’s comment.

32.
Please identify clearly for each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.  Currently you only provide this information for Proposal 2. See Rule 14a-4(a)(3) of the Exchange Act.

The proxy card has been revised in accordance with the Staff’s comment.

Exhibit 5.1 — Opinion of Harney Westwood & Riegels

33.	Please clarify in the first paragraph that Harney Westwood & Riegels has acted as counsel to the company.

The opinion of Harney Westwood & Riegels has been revised to clarify that it has acted as counsel to the Company.

Ms. Pamela Long
Securities and Exchange Commission
November 4, 2009

34.	Please delete paragraph 3(f), since the Warrants and Units are governed by New York law.

Loeb & Loeb LLP will provide an opinion as to NY law that the Warrants and Units are the legal and binding obligations of the Company.

35.	Please delete paragraph 3(h), since counsel cannot assume any of the material facts underlying the opinion or facts that are readily ascertainable.

The opinion of Harney Westwood & Riegels has been revised to delete paragraph 3(h).

36.
Since the securities of China Ceramic being registered will be exchanged on a one-for-one basis for securities of CHAC in connection with the Redomestication, please revise paragraph 4(d) to opine on the legality of the securities upon the redomestication becoming effective as described in the Registration Statement. Also delete the language relating to register of members of the company, since this should be described in the Registration Statement in connection with the redomestication. Note that “Merger” is not a defined term in the registration statement, and revise paragraph 4(e) accordingly.

The opinion of Harney Westwood & Riegels has been revised in accordance with the Staff’s comments.

37.	Please have counsel also opine that the Warrants and Units are the legal and binding obligations of the Company.

Loeb & Loeb LLP will provide an opinion as to NY law that the Warrants and Units are the legal and binding obligations of the Company.

38.	Since the Warrant and Unit Agreements are governed by New York law, counsel may not limit its opinion to British Virgin Islands law. Please revise.

Since Loeb & Loeb LLP will provide an opinion as to NY law that the Warrants and Units are the legal and binding obligations of the Company, the opinion of Harney Westwood & Riegels has not been revised to eliminate the provision relating to British Virgin Islands law.

Exhibit 8.1 — Opinion of Loeb & Loeb LLP

39.
We note your response to comment 69 in our letter dated October 22, 2009; however, the revised language in the first paragraph on page 2 is still too broad. We would not object if counsel used the sentence in its opinion filed with Amendment No. 1; i.e., that the opinion is issued in connection with the Registration Statement, and may not be relied on for any other purpose. Furthermore, counsel has already expressly limited its opinion to the tax matters in the registration statement under the caption “Material United States Federal Income Tax Consequences.” Please delete the first paragraph on page 2.

Ms. Pamela Long
Securities and Exchange Commission
November 4, 2009

Loeb & Loeb LLP has revised the language in the first paragraph on page 2 of the draft opinion in the following fashion:

•	The first sentence was revised in accordance with Loeb & Loeb LLP's conversation with the staff.

•	The second sentence was not deleted.

•	The remainder of the paragraph was deleted.

Thank you for your time and attention to this filing.  Should you have any questions concerning any of the foregoing please contact me at (212) 407-4866.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc:	Paul K. Kelly
China Ceramics Co., Ltd.